RidePair Inc.

2716 Ocean Park Blvd Suite 1011

Santa Monica, CA 90405

September 9, 2025

VIA EDGAR

United States Securities and Exchange Commission

Division of Corporation Finance

100 F Street, N.E.

Washington, D.C. 20549

Re: RidePair Inc.

Amendment No. 8 to Offering Statement on Form 1-A

Filed August 28, 2025

File No. 024-12555

Ladies and Gentlemen:

RidePair Inc. (the “Company”) understands that the staff (“Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) has completed its review of the above-referenced Offering Statement on Form 1-A (the “Offering Statement”) and we hereby request that the Commission issue a qualification order for the Offering Statement, so that it may be qualified at 4:00 p.m. Eastern Time on Thursday, September 11, 2025 or as soon thereafter as practicable.

The Company hereby acknowledges that:

1, Should the Commission or the Staff, acting pursuant to delegated authority, declare the filing of the Offering Statement qualified, it does not foreclose the Commission from taking any action with respect to the filing;

2. The action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing qualified, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

3. The Company may not assert Staff comments and the declaration of qualification as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

We note that there are no participants in the Company’s offering that are required to clear compensation arrangements with FINRA.

We respectfully request that the Company be notified of the requested qualification by telephone call or email to the undersigned at (818) 770-5933 / email: marilubrassington@gmail.com or to our legal counsel, Raul Silvestre of Silvestre Law Group at (818) 597-7552.

If you have any questions regarding this request, please contact Raul Silvestre of Silvestre Law Group, P.C. at (818) 597-7552.

Very truly yours,

RIDEPAIR INC.

/s/ Marilu Brassington
Marilu Brassington
Chief Financial Officer